EXHIBIT 99.40

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release April 22, 2002 Symbol: ORZ.TSX

OREZONE — CORONATION MERGER GAINS SUPPORT FROM GOLD FIELDS
Goldfields to participate in Financing and Joint Venture of Essakan

OREZONE RESOURCES INC. (ORZ.TSE) and Coronation International Mining Corporation (traded on Ofex in London) are pleased to announce that a subsidiary of Gold Fields Limited has signed a letter of agreement whereby conditional on the merger of Orezone and Coronation into Orezone, and subject to satisfactory due diligence, it will subscribe to $500,000 of Orezone shares at $0.20 and will negotiate a joint venture agreement on the Essakan Gold Project. The joint venture agreement will allow Gold Fields to earn a 50% interest in Essakan by spending US$8 million over 5 years and then go to 60% by completing a bankable feasibility study. At this level Orezone may elect to participate or give up an additional 10% interest to Gold Fields in consideration for a non-recourse loan to develop Orezone’s portion of the project. Orezone will be the operator for the first US$2 million and will be 50% of the exploration team until Gold Fields earns a 50% interest. Gold Fields must spend a minimum of US$1 million per year until it earns an interest. Gold Fields will hold a 45 day first right of refusal for one year on all other gold properties in Burkina Faso held by the merged Orezone.

“We welcome Gold Fields as a partner and the financial support they will bring to the venture,” said Ron Little, President and CEO for Orezone. “We are particularly pleased that Gold Fields shares our vision for the discovery and development of a world class gold deposit in Burkina Faso. The relationship with Gold Fields and the completion of a $2.0 million financing will allow Orezone to continue its aggressive consolidation of gold assets and become the leading junior in this region. Our mandate is to outline an economic gold reserve at Essakan and to investigate other projects that indicate similar potential.”

The Essakan gold deposit currently held by Coronation, will be one of the key assets of the merged company. Orezone and Coronation are optimistic that all conditions, other than shareholder and regulatory approvals will be met as per the terms of their agreement within the next few weeks.

Gold Fields Limited is one of the world’s largest unhedged gold producers. The company has annual production of 4.5 million ounces, proven and probable reserves of 85 million ounces and resources of 150 million ounces in South Africa, Ghana and Australia (all numbers approximate). Gold Fields is focussed on international growth through development of precious metals mining projects in Australasia, North and South America, Europe and Africa. Gold Fields is listed on the Johannesburg Stock Exchange (GFI) as well as on the NASDAQ (GOLD), London, Paris, and Swiss stock exchanges.

For further information please contact:

Orezone Resources Inc. Ron Little, President and CEO 174 Cobourg St., Ottawa, ON, K1N 8H5 613 241 3699 or info@orezone.com website: www.orezone.com	Coronation International Mining Corporation
Suren Mirchandani, Managing Director
London Representative Office, Crown House
108 Aldersgate St., London, EC1A 4JQ
44 207 490 4290, or info@c-i-m-c.com
website: www.c-i-m-c.com